Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

07024561

June 8, 2007

SEC MAIL PROCESSING
RECEIVED
JUN 15 2007
WASH. D.C. 186 SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

SUPPL

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mb

Donna Balon
Vice President

cc: Barry Wakefield (w/Encl.)

JUN 21 2007

v\mb\ltr\Sec12s.doc

dlw 6/20

7 June 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 6 June 2007 it purchased for cancellation 1,500,000 of its ordinary shares at a price of 580.11 pence per ordinary share.

Since the start of the financial year on 1 April 2007, Man has repurchased 3,864,000 ordinary shares at a total cost of £22.5 million, giving an average repurchase cost of 583.29 pence per ordinary share.

Contact:
Kevin Hayes Man Group plc 020 7144 1000

Man Group plc
5 June 2007

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 4 June 2007, the Net Asset Value of Man AHL Diversified Futures Ltd was US$31.60.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+3.44%
Last 12 months	+5.3%
Annualised return since inception	+13.1%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

5 June 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 4 June 2007 it purchased for cancellation 500,000 of its ordinary shares at a price of 589.59 pence per ordinary share.

Since the start of the financial year on 1 April 2007, Man has repurchased 2,364,000 ordinary shares at a total cost of £13.8 million, giving an average repurchase cost of 584.57 pence per ordinary share.

Contact:
Kevin Hayes Man Group plc 020 7144 1000

This notification relates to transactions notified in accordance with DR 3.1.4R(1)(a)

On 7th June 2007 the following share transactions and receipt of share option grants were completed by PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS. Man Group plc was informed of all the transactions on that date.

John Morrison:

Shares acquired: 83,353 ordinary shares of 3 US cents each at a price of 568.050p per share.

Matching Share award: 447,886 ordinary shares under the Man Group Post Tax Coinvestment Plan, exercisable at a price of £1 in aggregate between 7th June 2011 and 7th June 2014.

Performance Share Plan award: 47,742 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 7th June 2011.

Share Options Awarded: 91,263 ordinary shares under the Unapproved part of the Man Group Executive Share Option Scheme 2001, all exercisable at a price of 578.50 pence per share between 7th June 2010 and 6th June 2017.

Following the above transactions John Morrison is deemed to be interested in a total of 1,085,921 Man Group plc ordinary shares, representing approximately 0.06% of the Company's issued share capital.

Christoph Moller:

Vesting of 2003 awards at nil consideration under the Man Group plc Performance Share Plan for 94,554 ordinary shares.

Vesting and exercise of 2003 awards under the Man Group Post Tax Coinvestment Plan for 494,862 ordinary shares for a consideration of £1 in aggregate.

Shares sold: 106,507 ordinary shares at a price of 568.050p per share.

Shares acquired: 106,507 ordinary shares at a price of 568.050 per share.

Matching Share award: 436,561 ordinary shares under the Man Group Post Tax Coinvestment Plan, exercisable at a price of £1 in aggregate between 7th June 2011 and 7th June 2014.

Matching Share award: 32,889 ordinary shares under the Man Group plc Performance Share Plan subject to certain performance criteria set out in the Plan Rules. Earliest Vesting date 7th June 2011.

Performance Share Plan award: 17,062 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 7th June 2011.

Following the above transactions Christoph Moller is deemed to be interested in a total of 6,605,634 Man Group plc ordinary shares, representing approximately 0.35% of the Company's issued share capital.

Christopher Smith:

Vesting of 2003 awards at nil consideration under the Man Group plc Performance Share Plan for 409,740 ordinary shares.

Exercise of 2000 awards under the Man Group Post Tax Coinvestment Plan for 154,866 ordinary shares for a consideration of £1 in aggregate.

Following the above transactions Christopher Smith is deemed to be interested in a total of 3,981,240 Man Group plc ordinary shares, representing approximately 0.21% of the Company's issued share capital.

Thomas Harte:

Vesting and exercise of 2003 awards under the Man Group Pre and Post Tax Coinvestment Plan for 65,856 ordinary shares for a consideration of £1 in aggregate.

Shares sold: 26,342 ordinary shares at a price of 568.050p per share.

Following the above transactions Thomas Harte is deemed to be interested in a total of 498,250 Man Group plc ordinary shares, representing approximately 0.03% of the Company's issued share capital.

Simon Healy:

Vesting and exercise of 2003 awards under the Man Group Post Tax Coinvestment Plan for 29,940 ordinary shares for a consideration of £1 in aggregate.

Following the above transactions Simon Healy is deemed to be interested in a total of 551,658 Man Group plc ordinary shares, representing 0.03% of the Company's issued share capital.

Laurence O'Connell:

Vesting and exercise of 2003 awards under the Man Group Post Tax Coinvestment Plan for 96,948 ordinary shares for a consideration of £1 in aggregate.

Shares sold: 96,948 ordinary shares at a price of 568.050p per share.

Following the above transactions Laurence O'Connell is deemed to be interested in a total of 50,526 Man Group plc ordinary shares representing an insignificant percentage of the Company's issued share capital.

Ira Polk:

Vesting of 2003 awards at nil consideration under the Man Group plc Performance Share Plan for 47,280 ordinary shares.

Vesting and exercise of 2003 awards under the Man Group Pre and Post Tax Coinvestment Plan for 60,864 ordinary shares for a consideration of £1 in aggregate.

Shares Sold: 108,144 ordinary shares at a price of 568.050p per share.

Following the above transactions Ira Polk is deemed to be interested in a total of 990,414 Man Group plc ordinary shares, representing approximately 0.05% of the Company's issued share capital.

Stephen Ross:

Shares acquired: 24,065 ordinary shares at a price of 568.050p per share

Matching Share award: 129,312 ordinary shares under the Man Group Post Tax Coinvestment Plan, exercisable at a price of £1 in aggregate between 7th June 2011 and 7th June 2014.

Performance Share Plan award: 8,531 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 7th June 2011.

Share Options Awarded: 59,156 ordinary shares under the Unapproved part of the Man Group Executive Share Option Scheme 2001, all exercisable at a price of 578.50p between 7th June 2010 and 7th June 2017.

Following the above transactions Stephen Ross is deemed to be interested in a total of 124,265 Man Group plc ordinary shares representing 0.01% of the Company's issued share capital.

This notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) and (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985.

On 4th June 2007 the following share transactions and receipt of share option grants were completed by directors of Man Group plc. Man Group plc was informed of all the transactions on that date.

Stanley Fink:

Vesting of 2003 awards at nil consideration under the Man Group plc Performance Share Plan for 1,127,568 ordinary shares of 3 US cents each.

Shares sold: 1,127,568 ordinary shares at a price of 568.050p per share.

Following the above transactions Stanley Fink is deemed to be interested in a total of 24,070,048 Man Group plc ordinary shares, representing approximately 1.26% of the Company's issued share capital. (24,070,048 ordinary shares as at 31st March 2007).

Peter Clarke:

Vesting of 2003 awards at nil consideration under the Man Group plc Performance Share Plan for 134,742 ordinary shares of 3 US cents each.

Exercise of options under the Approved and Unapproved parts of the Man Group Executive Share Option Scheme 2001 as follows:

Approved options over 18,828 ordinary shares at 159.3333 pence per share
Unapproved options over 294,978 ordinary shares at 159.3333 pence per share
Unapproved options over 253,716 ordinary shares at 212.8333 pence per share
Unapproved options over 217,836 ordinary shares at 261.6667 pence per share

Total options exercised over 785,358 shares.

Shares sold: 773,626 ordinary shares at a price of 568.050p per share.

Shares acquired: 489,846 ordinary shares at a price of 568.050p per share.

Matching Share award: 810,714 ordinary shares under the Man Group plc Performance Share Plan subject to certain performance criteria set out in the Plan Rules. Earliest Vesting date 7th June 2011.

Performance Share Plan award: 76,567 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 7th June 2011.

Share options awarded: 5,186 ordinary shares under the Appproved part and 150,389 ordinary shares under the Unapproved part of the Man Group Executive Share Option Scheme 2001, all exercisable at a price of 578.50p between 7th June 2010 and 6th June 2017.

Following the above transactions Peter Clarke is deemed to be interested in a total of 4,984,819 Man Group plc ordinary shares, representing approximately 0.26% of the Company's issued share capital. (4,348,499 ordinary shares as at 31st March 2007).

Kevin Davis:

Vesting of 2003 awards at nil consideration under the Man Group plc Performance Share Plan for 913,554 ordinary shares of 3 US cents each.

Exercise of options under the Approved part of the Man Group Executive Share Option Scheme 2001 at 261.6667 pence per share over 21,060 ordinary shares in Man Group plc.

Shares sold: 913,554 ordinary shares at a price of 568.050p per share

Following the above transactions Kevin Davis is deemed to be interested in a total of 6,450,631 Man Group plc ordinary shares, representing approximately 0.34% of the Company's issued share capital. (6,429,571ordinary shares as at 31st March 2007).

Kevin Hayes:

Shares acquired: 26,210 ordinary shares at a price of 568.050p per share.

Following the above transactions Kevin Hayes is deemed to be interested in a total of 26,210 Man Group plc ordinary shares, representing an insignificant percentage of the Company's issued share capital.

END